UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

AG Mortgage Investment Trust, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

001228105
(CUSIP Number)

Shawn Wells
President and General Counsel
Hill Country Asset Management L.P.
165 Hargraves Drive
Building S, Suite S-280
Austin, TX 78737
(512) 664-0823

With a copy to:

Russell Leaf
Jared Fertman
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 001228105	Page 2 of 10 Pages

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hill Country Asset Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,058,244
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,058,244
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,058,244
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6% (1)
14		TYPE OF REPORTING PERSON IA, PN

(1) Based on the 23,915,293 shares of Common Stock, $0.01 par value per share (the “Common Stock”) of AG Mortgage Investment Trust, Inc. (the “Issuer”) outstanding as of March 8, 2022, as reported by the Issuer in its definitive proxy statement on Schedule 14A, dated March 21, 2022, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 21, 2022 (the “Proxy Statement”).

CUSIP No. 001228105	Page 3 of 10 Pages

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hill Country Special Opportunities Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,058,244
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,058,244
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,058,244
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6% (1)
14		TYPE OF REPORTING PERSON FI, PN

(1) Based on the 23,915,293 shares of Common Stock, $0.01 par value per share (the “Common Stock”) of AG Mortgage Investment Trust, Inc. (the “Issuer”) outstanding as of March 8, 2022, as reported by the Issuer in its definitive proxy statement on Schedule 14A, dated March 21, 2022, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 21, 2022 (the “Proxy Statement”).

CUSIP No. 001228105	Page 4 of 10 Pages

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Andrew W. Olson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,058,244
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,058,244
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,058,244
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6% (1)
14		TYPE OF REPORTING PERSON HC, IN

(1) Based on the 23,915,293 shares of Common Stock, $0.01 par value per share (the “Common Stock”) of AG Mortgage Investment Trust, Inc. (the “Issuer”) outstanding as of March 8, 2022, as reported by the Issuer in its definitive proxy statement on Schedule 14A, dated March 21, 2022, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 21, 2022 (the “Proxy Statement”).

CUSIP No. 001228105	Page 5 of 10 Pages

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven L. Kuhn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,058,244
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,058,244
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,058,244
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6% (1)
14		TYPE OF REPORTING PERSON HC, IN

(1) Based on the 23,915,293 shares of Common Stock, $0.01 par value per share (the “Common Stock”) of AG Mortgage Investment Trust, Inc. (the “Issuer”) outstanding as of March 8, 2022, as reported by the Issuer in its definitive proxy statement on Schedule 14A, dated March 21, 2022, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 21, 2022 (the “Proxy Statement”).

Item 1.  Security and Issuer.
This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, $0.01 par value per share (the “Common Stock”) of AG Mortgage Investment Trust, Inc., a Maryland corporation (the “Issuer”).  The shares of Common Stock of the Issuer are collectively referred to in this Schedule 13D as the “Shares”.  The address of the principal executive offices of the Issuer is 245 Park Avenue, 26th Floor, New York, NY 10167.
Item 2.  Identity and Background.
(a)
The persons filing this Schedule 13D are Hill Country Asset Management L.P., a Delaware limited partnership (“Hill Country”), Hill Country Special Opportunities Master Fund, LP, a Cayman Islands limited partnership (the “Master Fund”), Andrew W. Olson, a citizen of the United States of America (“Mr. Olson”), and Steven L. Kuhn, a citizen of the United States of America (“Mr. Kuhn” and, together with Hill Country, Master Fund and Mr. Olson, the “Reporting Persons”).

Master Fund, for which Hill Country acts as the investment advisor, directly owns the Shares set forth in this Schedule 13D.  Hill Country may be deemed to have beneficial ownership over the Shares directly owned by Master Fund by virtue of the authority granted to it to vote and to dispose of the securities held by Master Fund.

Mr. Olson is the Chief Executive Officer of Hill Country and a member of Hill Country.  By virtue of such positions, Mr. Olson may be deemed to have beneficial ownership over the Shares directly owned by Master Fund.

Mr. Kuhn is the Chief Investment Officer of Hill Country and a member of Hill Country.  By virtue of such positions, Mr. Kuhn may be deemed to have beneficial ownership over the Shares directly owned by Master Fund.

(b)	The principal business address of the Reporting Persons is c/o Hill Country Asset Management L.P., 165 Hargraves Drive, Building S, Suite S-280, Austin, TX 78737.

(c)
Hill Country’s principal business is serving as investment advisor to Master Funds and other funds and private investment vehicles affiliated with the Reporting Persons (collectively, the “Funds”).  The principal business of Master Fund is making investments.  Mr. Olson’s principal occupation is serving as the Chief Executive Officer of Hill Country.  Mr. Kuhn’s principal occupation is serving as the Chief Investment Officer of Hill Country.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Hill Country and Master Fund is set forth in Schedule I attached hereto.

(d)
None of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, any manager or executive officer of Hill Country or Master Fund, has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, any manager or executive officer of Hill Country or Master Fund, has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)	Each of Mr. Olson and Mr. Kuhn is a citizen of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.
Each of the Reporting Persons may be deemed to beneficially own, in the aggregate, 2,058,244 Shares.  The aggregate purchase price of the Shares was approximately $22,266,632.  The source of funding for these purchases was the general working capital of Master Fund.
Item 4.  Purpose of Transaction.
The Reporting Persons originally acquired the Shares because they believe the Shares were undervalued.  Since being acquired by the Reporting Persons, the Shares have continued to decline in value.
Because of this decline in value, the Reporting Persons intend to engage with the board and management team of the Issuer regarding its operations, performance and compensation practices, including the Issuer’s management relationship with affiliates of Angelo, Gordon & Co. and the Issuer’s share buy-back program.  The Reporting Persons seek to engage with the Issuer to increase shareholder value.
The Reporting Persons will continue to review their investment on an ongoing basis and reserve the right to, from time to time and at any time: (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities (collectively, “Securities”) of the Issuer in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; and (iii) engage in any hedging or similar transactions with respect to the Securities.
Item 5.  Interest in Securities of the Issuer.
(a)
The Reporting Persons may be deemed to beneficially own, in the aggregate, 2,058,244 Shares representing approximately 8.61% of the outstanding Shares, based upon the 23,915,293 Shares outstanding as of March 8, 2022, as reported by the Issuer in its definitive proxy statement on Schedule 14A, dated March 21, 2022, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 21, 2022 (the “Proxy Statement”).

(b)	For purposes of this Schedule 13D:

All of the Shares which the Reporting Persons may be deemed to beneficially own are held directly by Master Fund.  Hill Country, as the investment advisor to Master Fund, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 2,058,244 Shares held directly by Master Fund.  By virtue of his positions as the Chief Executive Officer and member of Hill Country, Mr. Olson may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 2,058,244 Shares held directly by Master Fund.  By virtue of his positions as the Chief Investment Officer and member of Hill Country, Mr. Kuhn may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 2,058,244 Shares held directly by Master Fund.

(c)
The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on April 12, 2022. All such transactions were purchases of Shares effected in multiple transactions in the open market. The price reported in the Price Per Share column is a weighted average price. The Reporting Persons undertake to provide upon request by the staff of the SEC the full information regarding the number of Shares purchased at each separate price.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share ($)	Price Range ($)
Master Fund	2/22/2022	75,776	$9.3405	$9.24 – $9.35

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Hill Country Special Opportunities Fund GP, LLC, a Delaware limited liability company, is the general partner of Master Fund and has the right to receive dividends from, or proceeds from the sale of, the shares of Common Stock held by Master Fund. Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported herein.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any Securities of the Issuer, including but not limited to transfer or voting of any of the Securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement, dated April 12, 2022, by and among the Reporting Persons (filed herewith).

Exhibit 2 – Power of Attorney granted by Andrew W. Olson and Steven L. Kuhn in favor of Shawn T. Wells, dated January 31, 2022, which was previously filed with the SEC on January 31, 2021 as Exhibit 99.2 to the Schedule 13G filed by Hill Country Asset Management, LP, Hill Country Special Opportunities Master Fund, LP, Andrew W. Olson and Steven L. Kuhn with respect to AG Mortgage Investment Trust, Inc. and is incorporated herein by reference.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 12, 2022

HILL COUNTRY ASSET MANAGEMENT, LP
By: Hill Country Asset Management, LLC, its general partner

By:	/s/ Shawn Wells
Name: Shawn Wells
Title: President and General Counsel

HILL COUNTRY SPECIAL OPPORTUNITIES MASTER FUND, LP
By: Hill Country Special Opportunities Fund GP, LLC, its general partner

By:	/s/ Shawn Wells
Name: Shawn Wells
Title: President and General Counsel

ANDREW W. OLSON

By:	/s/ Shawn Wells
Name: Shawn Wells
Title: Attorney-in-Fact

STEVEN L. KUHN

By:	/s/ Shawn Wells
Name: Shawn Wells
Title: Attorney-in-Fact

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons.  Each such person is a citizen of the United States of America.  Except as otherwise indicated, the business address of each director and officer is c/o Hill Country Asset Management L.P., 165 Hargraves Drive, Building S, Suite S-280, Austin, TX 78737. To the best of the Reporting Persons’ knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.

Name	Position

Andrew W. Olson	Chief Executive Officer of Hill Country Asset Management L.P. and Hill Country Special Opportunities Master Fund, LP

Steven L. Kuhn	Chief Investment Officer of Hill Country Asset Management L.P. and Hill Country Special Opportunities Master Fund, LP

Shawn T. Wells	President and General Counsel of Hill Country Asset Management L.P. and Hill Country Special Opportunities Master Fund, LP

James M. Hansen	Chief Operating Officer of Hill Country Asset Management L.P. and Hill Country Special Opportunities Master Fund, LP